Exhibit 21

Subsidiaries of Registrant	Jurisdiction of Incorporation or Organization
SAIC International Holdings, Inc.	Delaware
SAIC Gemini Huntsville, LLC	Delaware
Odyssey Drive I, Ltd.	California
Engility Holdings, Inc.	Delaware
Engility Corporation	Massachusetts
Engility LLC	Delaware
Forfeiture Support Associates, LLC	Delaware